SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                      to

COMMISSION FILE NUMBER 1-36764

A.	Full title of the plan: UBS Financial Services Inc. 401(k) Plus Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG

Bahnhofstrasse 45

CH-8098, Zurich, Switzerland

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

and Year Ended December 31, 2014

With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

and Year Ended December 31, 2014

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To UBS Financial Services Inc. 401(k) Plus Plan

We have audited the accompanying statements of net assets available for benefits of UBS Financial Services Inc. 401(k) Plus Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell & Titus, LLP

June 26, 2015

New York, NY

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	2014	2013
ASSETS
Investment in UBS Financial Services Inc. Master Investment Trust, at fair value	$2,814,150,951	$2,656,359,783
Loans receivable from participants	30,734,478	29,554,453

Contributions receivable
Company, net of forfeitures	86,218,204	83,373,681

Total assets	2,931,103,633	2,769,287,917

LIABILITIES
Accrued expenses	1,233,616	553,544

Total liabilities	1,233,616	553,544

Net assets reflecting investments, at fair value	2,929,870,017	2,768,734,373

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,191,768	3,194,638

Net assets available for benefits	$2,932,061,785	$2,771,929,011

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

2014
ADDITIONS TO NET ASSETS
Investment income from UBS Financial Services Inc. Master Investment Trust
Interest income	$2,053,941
Capital gain distributions and other dividends	69,733,144

Total investment income	71,787,085

Net appreciation in the fair value of investments in UBS Financial Services Inc. Master Investment Trust	28,373,968

Contributions
Participants	158,168,814
Rollovers	11,791,987
Company, net of forfeitures	86,169,839

Total contributions	256,130,640

Total additions	356,291,693

DEDUCTIONS FROM NET ASSETS
Distributions to participants	136,349,554
Rollovers	61,012,199
Administrative expenses	1,595,832

Total deductions from net assets before net transfers	198,957,585

NET TRANSFERS	2,798,666

Net increase in net assets available for benefits	160,132,774

Net assets available for benefits
Beginning of year	2,771,929,011

End of year	$2,932,061,785

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the UBS Financial Services Inc. 401(k) Plus Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of several terms of the Plan.

Plan Merger

Effective December 31, 2014, the UBS Financial Services Inc. 401(k) Plus Plan was merged with the UBS Savings and Investment Plan and formed a single plan named the UBS 401(k) Plan and The Northern Trust Company became the Trustee of the new plan. Effective January 1, 2015 the plan was amended and restated to reflect the newly formed plan.

A separate trust was established for the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan entitled the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan Trust and The Northern Trust Company is the custodian of this plan. UBS Trust Company of Puerto Rico remains the Trustee.

General

The Plan, a defined contribution plan, covers substantially all employees of UBS Financial Services Inc. (the Company) and any of its subsidiaries or affiliates that have adopted the Plan. The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which, in turn, is a wholly owned subsidiary of UBS AG (UBS). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan became effective October 1, 1979, and has been periodically amended. Although it is anticipated that the Plan will continue indefinitely, the Company’s Board of Directors can amend, suspend, or terminate the Plan at any time, provided that such action does not reduce the accrued benefits of any participant.

An employee is eligible to participate in the Plan on the first day of service performed for the Company.

The Plan’s assets are invested in a master trust, which, in turn, invests in mutual/collective funds, guaranteed investment contracts (GICs), the UBS Company Stock Fund (the UBS Stock Fund), short-term investments, corporate debt securities, government securities and venture capital and partnerships.

Certain accounting and other administrative services are provided by the Company and its affiliates at no charge to the Plan.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Master Trust

The UBS Financial Services Inc. Master Investment Trust (the Master Trust) was established on January 1, 2000 for the Plan and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (PRSP). Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the Pension Plan) to create one trust consisting of the Plan, the PRSP, and the Pension Plan. The investments of all three plans are held in the Master Trust, which is administered by The Northern Trust Company (the Trustee). Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although the assets of all three plans are commingled in the Master Trust, the Trustee maintains separate supporting records to track the individual activity of the Plan/PRSP (combined) and the Pension Plan. Effective December 10, 2014, the assets of the UBS Financial Services Inc. Pension Plan were removed from the Master Trust and a separate trust was established named the UBS Financial Services Inc. Pension Trust (for the benefit of the UBS Financial Services Inc. Pension Plan). As of December 31, 2014, the UBS Financial Services Inc. Master Trust held assets of the UBS Financial Services Inc. 401(k) Plus Plan and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan.

Participant Contributions

A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation, Roth 401(k) contributions, “after-tax contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other qualified retirement plans.

For each plan year, a participant may contribute up to 85% of his/her eligible compensation on a pre-tax, after-tax, Roth 401(k), or combination basis. The dollar amount of a participant’s contributions cannot exceed certain Plan and Internal Revenue Service (IRS) limits. Eligible compensation is defined as W-2 earnings (subject to certain adjustments), not to exceed $260,000 for 2014 and $255,000 for 2013, as adjusted by the IRS. Pre-tax and Roth 401(k) contributions combined were limited by the IRS to $17,500 for 2014 and 2013. As a result of the Economic Growth and Tax Relief Reconciliation Act, participants who attained age 50 on or before December 31, 2013 were limited to pre-tax and Roth 401(k) contributions combined of $23,000 for 2014 and 2013. These limits are subject to change in future years to be consistent with IRS limits.

Additionally, participants may make rollover contributions to the Plan. A rollover contribution is a transfer from another tax qualified plan such as qualified retirement plans, individual retirement accounts or annuities, eligible government

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Participant Contributions (continued)

retirement plans, or certain annuity contracts. The amount rolled over will be credited to a participant’s account and will be treated similar to appreciation on pre-tax contributions for plan accounting and Federal income tax purposes.

In 2014, the Plan was amended to allow participants to rollover after-tax and rollover balances to their Roth 401(k) (referred to as a Roth 401(k) in plan conversion). Any taxable amounts that are converted are subject to taxes in the year of the conversion.

Company Contributions

Each year, the Company uses pre-tax, Roth 401(k), and after-tax contributions in determining the amount of the Company’s matching contribution for each participant. Effective January 1, 2012, the match formula and eligible participants (eligible participants was only changed for the 2012 Plan year) were changed. The Company’s match is calculated by multiplying each participant’s pre-tax, Roth 401(k), and after-tax contributions (up to 4% of eligible compensation) by 75% and is limited to $3,000. Company match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections. For plan years 2014 and 2013, all participants regardless of their earnings were eligible to receive the company match.

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation based on the participant’s years of service with the Company as of the beginning of the plan year. The retirement contribution is invested according to the participant’s investment election in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contributions.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company contributions are invested in the target year lifecycle funds, the default investment option.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). Both accounts are managed by the employee as a single account. Only one asset allocation can be selected for both accounts. The participant’s Employee Account reflects all of the participant’s contributions, in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Participants can make separate investment elections for their future before-tax, Roth 401(k) and after-tax contributions (directed to the Employee Account), and for their employer contributions (directed to the Company Account).

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match, retirement, and QDP contributions and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled, or upon death.

Forfeited balances of terminated participants’ unvested Company Accounts are used to reduce the Company’s contributions to the Plan. Unallocated forfeited balances as of December 31, 2014 and 2013 were $1,942,690 and $1,245,644, respectively, and were used to reduce Company contributions made in the following plan year.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax contributions, Roth 401(k), or vested Company contributions are permitted, subject to certain limitations as set forth in the Internal Revenue Code (the Code). All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Distribution and Withdrawals (continued)

Upon termination of service, a participant may elect to receive a distribution of the vested portion of his/her account in a lump-sum amount or in installments over a period of up to 10 years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

Participant Loans

Participants may obtain loans from the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of a participant’s vested account balance, or $50,000, reduced by the participant’s highest outstanding loan balance over the previous 12 months. The interest rates ranged from 5% to 13% and 2.6% to 12.5% for the years ended December 31, 2014 and 2013, respectively. The repayment period for the loan depends on the type of loan granted. Non-hardship and hardship short-term loans may be repaid over a period of one to five years, while the repayment period for primary residence loans is 10 to 20 years. Roth 401(k) contributions are not loanable amounts.

Loans are payable in equal installments, representing a combination of interest and principal by withholding from the participant’s paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant’s right to receive additional loans under the Plan. If a loan is not repaid within 90 days, it will be automatically treated as a distribution to the participant.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Payments of Benefits

Benefits to participants are recorded when paid.

Loans Receivable from Participants

Loans receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant does not make loan repayments for more than 90 days, the Plan administrator will deem the participant loan to be a distribution and the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

The Plan’s administrative expenses are paid by the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping, trustee, legal, audit, and investment consulting. Expenses relating to the Plan’s investments (investment management fees and commissions) are charged to the specific investment fund to which the expense relates.

Investment Valuation and Income Recognition

The Plan records its investment in the Master Trust at fair value, which represents the Plan’s interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 4 for a discussion of fair value measurements).

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition (continued)

The Plan invests in synthetic investment contracts. These investment contracts are recorded at fair value (see Note 4); however, since the contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contract represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought, sold, and held during the year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncement

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management is currently assessing the potential impact of ASU 2015-07 on the Plan’s financial statements.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	MASTER TRUST INVESTMENTS

Effective December 10, 2014, the assets of the UBS Financial Services Inc. Pension Plan were removed from the Master Trust and a separate trust was established named the UBS Financial Services Inc. Pension Trust (for the benefit of the UBS Financial Services Inc. Pension Plan). As of December 31, 2014, the UBS Financial Services Inc. Master Trust held assets of the UBS Financial Services Inc. 401(k) Plus Plan and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan. (See Note 4 for a schedule of investments).

Prior to December 10, 2014, the Master Trust held the investments of the Plan, PRSP, and the Pension Plan. Each participating retirement plan has a divided interest in the Master Trust. As such, investment and related income and expenses are allocated to the Plan based upon its individual interests in the investments of the Master Trust. The Plan and PRSP’s participating interests in the investment funds of the Master Trust are based on account balances of the participants and their elected investment funds. The Master Trust’s assets are allocated by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Trustee accounts for the Pension Plan’s investment income and expenses in a separate account from the Plan and PRSP (combined).

The following is a summary of the net assets for the Master Trust and the Plan’s percentage interest as of December 31, 2014 and 2013:

	December 31, 2014
	Master Trust	Plan’s ownership percentage
Mutual/collective funds
U.S.	$2,355,844,689	99%
International regions	7,730,235	98%
GICs	129,615,080	100%
UBS Stock Fund	228,787,352	98%
Short-term investments	137,481,833	95%

	$2,859,459,189

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,191,768
Investment income receivable	144,730

	$2,861,795,687

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	MASTER TRUST INVESTMENTS (continued)

	December 31, 2013
	Master Trust	Plan’s ownership percentage
Non-interest-bearing cash	$6,400,216	0%
Mutual/collective funds
U.S.	2,536,127,597	84%
International regions	7,515,159	98%
GICs	138,819,052	100%
UBS Stock Fund	254,892,869	97%
Short-term investments	165,148,535	84%
Corporate debt securities
U.S.	75,830,974	0%
International regions	15,285,877	0%
Government securities
U.S.	115,044,341	0%
International regions	3,106,708	0%
Venture capital and partnerships	783,372	0%

	3,318,954,700

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,194,638
Payable for securities purchased	(97,439,969)
Receivable for securities sold	94,118,900
Investment income receivable	1,186,723

	$3,320,014,992

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	MASTER TRUST INVESTMENTS (continued)

The following are changes in net assets for the Master Trust for the year ended December 31, 2014:

Net transfers (loans receivable from participants, contributions and contributions receivable, net transfers, distributions to participants and rollovers for the participating plans)	$83,282,369

Net appreciation (depreciation) in fair value of investments
Mutual/collective funds	67,458,020
UBS Stock Fund	(30,319,662)
Corporate debt securities	3,827,213
Government securities	(22,505)
Venture capital and partnerships	49,063
Interest, capital gain distributions and dividend income	80,152,364

Total investment income	121,144,493

Administrative expenses	5,593,278

Transfer of the Pension Plan assets out of the Master Trust	(657,052,889)

Net decrease	(458,219,305)

Net assets
Beginning of the year	3,320,014,992

End of year	$2,861,795,687

The following table represents investment income earned by the Plan and PRSP for the year ended December 31, 2014:

Net realized and unrealized appreciation (depreciation) in fair value of investments
Mutual/collective funds	$59,268,063
UBS Stock Fund	(30,319,662)

28,948,401

Interest, capital gain distributions and dividend income	72,682,203

Total Plan and PRSP investment income	$101,630,604

Net assets, net investment income and gains and losses are allocated based on the ownership interest percentage of the plans in the Master Trust.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	MASTER TRUST INVESTMENTS (continued)

The following table represents investment income earned by the Pension Plan for the year ended December 31, 2014:

Net realized and unrealized appreciation (depreciation) in fair value of investments
Mutual/collective funds	$8,189,957
Corporate debt securities	3,827,213
Government securities	(22,505)
Venture capital and partnerships	49,063

12,043,728

Interest, capital gain distributions and dividend income	7,470,161

Total Pension Plan investment income	19,513,889

Master Trust investment income	$121,144,493

The investments within the Master Trust that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2014	2013
UBS Stock Fund	$228,787,352	$254,892,869
NT Collective S&P 500 Index Fund	204,830,277	155,967,679

NOTE 4	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	FAIR VALUE MEASUREMENT (continued)

Level 1:	Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3:	Unobservable inputs for the financial instrument

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual/collective funds, short-term investments: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Guaranteed investment contracts (GICs): The fair value of synthetic GICs equals the fair value of the underlying assets plus the fair value of the wrapper contract. The fair value of the underlying assets primarily consists of commingled investment funds that are valued based on the NAV of shares held. The value of the wrapper contract is calculated by adjusting the current wrap contract fee, less contract fee submitted with market re-bid, multiplied by the contract book value, which is discounted using the duration equivalent swap rate.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	FAIR VALUE MEASUREMENT (continued)

Government securities and corporate debt securities: Investments are valued daily using institutional bid evaluations. Bid evaluations are an estimated price at which a dealer would pay for a security. Corroborated, indicative market observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels, are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread, and data points for yield curves) to these methods can be considered to be observable market-based data. Corporate debt securities use the discounted cash flows method. The inputs (issue’s margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered to be observable market-based data.

Venture capital and partnerships: These investments are valued at fair value using methods determined in good faith by the General Partners of the funds. The valuation of non-public investments requires significant judgment by the General Partners. A variety of factors are reviewed and monitored to determine the fair value of investments, including their current operating performance and future expectations of a particular investment, discounted cash flow analysis, valuations of comparable public companies, comparable acquisition values, and changes in market outlook and the third-party finance environment over time. When observable prices are not available for these securities, the General Partners use one or more valuation techniques (e.g., the market approach and/or income approach) for which sufficient and reliable data is available. Within Level 3, the use of the market approach generally consists of using comparable market transactions or other data, while the use of the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market, and other risk factors. These investments are held by the Pension Plan.

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2014 and 2013.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	FAIR VALUE MEASUREMENT (continued)

At December 31, 2014, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan and PRSP
Mutual/collective funds
U.S.	$1,482,723,880	$873,120,809	$—	$2,355,844,689
International regions	—	7,730,235	—	7,730,235

Total mutual/collective funds	1,482,723,880	880,851,044	—	2,363,574,924

GICs	—	129,615,080	—	129,615,080
UBS Stock Fund	228,787,352	—	—	228,787,352
Short-term investments	129,339,708	8,142,125	—	137,481,833

Total Plan and PRSP investments, at fair value	$1,840,850,940	$1,018,608,249	$—	$2,859,459,189

Adjustment from fair value to contract value for fully benefit-responsive investment contracts				2,191,768

Investment income receivable				144,730

Master Trust net assets				$2,861,795,687

At December 31, 2014, the Plan’s interest in the net assets of the Master Trust was approximately 98%.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	FAIR VALUE MEASUREMENT (continued)

At December 31, 2013, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan and PRSP
Mutual/collective funds
U.S.	$1,389,155,821	$776,288,774	$—	$2,165,444,595
International regions	—	7,515,159	—	7,515,159

Total mutual/collective funds	1,389,155,821	783,803,933	—	2,172,959,754

GICs	—	138,819,052	—	138,819,052
UBS Stock Fund	254,892,869	—	—	254,892,869
Short-term investments	133,960,425	6,788,650	—	140,749,075

Total Plan and PRSP investments, at fair value	$1,778,009,115	$929,411,635	$—	$2,707,420,750

Adjustment from fair value to contract value for fully benefit-responsive investment contracts				3,194,638

Investment income receivable				89,633

Total Plan and PRSP net assets				$2,710,705,021

At December 31, 2013, the Plan’s interest in the net assets of the Master Trust was approximately 98%.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	FAIR VALUE MEASUREMENT (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pension Plan
Mutual/collective funds
U.S.	$—	$370,683,002	$—	$370,683,002

Total mutual/collective funds	—	370,683,002	—	370,683,002

Short-term investments	—	24,399,460	—	24,399,460

Corporate debt securities
U.S.	—	75,830,974	—	75,830,974
International regions	—	15,285,877	—	15,285,877

Total corporate debt securities	—	91,116,851	—	91,116,851

Government securities
U.S.	—	115,044,341	—	115,044,341
International regions	—	3,106,708	—	3,106,708

Total government securities	—	118,151,049	—	118,151,049

Venture capital and partnerships	—	—	783,372	783,372

Total Pension Plan investments, at fair value	$—	$604,350,362	$783,372	$605,133,734

Non-interest-bearing cash				6,400,216
Payable for securities purchased				(97,439,969)
Receivable for securities sold				94,118,900
Investment income receivable				1,097,090

Total Pension Plan net assets				$609,309,971

Master Trust
Total Master Trust investments, at fair value	$1,778,009,115	$1,533,761,997	$783,372	$3,312,554,484
Non-interest-bearing cash				6,400,216
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				3,194,638
Receivable for securities sold and purchased (net) and investment income				(2,134,346)

Master Trust net assets				$3,320,014,992

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	FAIR VALUE MEASUREMENT (continued)

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements:

Venture Capital and Partnerships
Beginning balance, as of January 1, 2013	$916,900
Realized gains	190,599
Settlements	(324,127)

Ending balance, as of December 31, 2013	783,372
Realized gains	49,063
Settlements	(639,208)
Transfer of Pension assets out of the
Master Trust	(193,227)

Ending balance, as of December 31, 2014	$—

The realized gains are included in the net appreciation in the fair value of investments in UBS Financial Services, Inc. Master Investment Trust reported within the statement of changes in net assets available for benefits for the Pension Plan.

NOTE 5	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Stable Value Portfolio (the Fund) holds investments in synthetic GICs, commingled funds, and cash and cash equivalents. These contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. Contract value represents contributions to the Fund plus interest accrued less redemptions. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. The interest rate for years ended December 31, 2014 and 2013 ranged from 0.48% to 0.50% and from 0.18% to 0.27%, respectively. Generally, interest rates reset monthly. Absent event of default or other contingencies, the Fund does not permit the issuers to terminate the agreements prior to the scheduled maturity dates; however, the synthetic GICs generally impose conditions on both the Fund and issuers.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 5	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES (continued)

Certain events limit the Plan’s ability to transact at contract value with the issuer. Such events include all or some of the following: (i) amendments to the Plan documents or the Plan’s administration, including reduction or elimination of employer matching contributions; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or the Master Trust to qualify for exemption from Federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the contract resulting from events at the direction of the Plan sponsor (employer-initiated event) such as withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a Plan sponsor, Fund, Trustee, or investment manager, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax-qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative, or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund. Based on the information provided by the investment manager, the Company does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

	December 31,
	2014	2013
Average yields
Based on actual earnings	1.380%	1.231%
Based on interest rate credited to participants	0.522%	0.240%

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 6	RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7	RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of the Company. In addition, certain Plan investments are shares/units of mutual funds and short-term investments managed by the Trustee. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During the year ended December 31, 2014, the Plan received a common stock dividend of $3,716,091 from the Company.

The UBS mutual funds’ investment advisor, administrator, and distributor is UBS GAM, a direct, wholly owned subsidiary of UBS Americas. UBS GAM earns management fees from the UBS GAM Funds offered in the self-directed window and the UBS Select Money Market Fund, which is offered in one of the core funds. These fees were paid by the participants.

NOTE 8	TAX STATUS

The Plan has received a determination letter from the IRS dated March 20, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended and restated, effective January 1, 2012. On January 31, 2012, the Plan filed an Application for Determination for Employee Benefit Plan (Form 5300). On September 9, 2014 the UBS Financial Services Inc. 401(k) Plus Plan received a favorable determination letter from the IRS and adopted Amendment 4 (requested by the IRS) on September 22, 2014. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 8	TAX STATUS (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2011.

NOTE 9	NET TRANSFERS

During 2014, 20 employees left the Plan and transferred their assets to the UBS Savings and Investment Plan (the UBS Savings Plan). Also, 62 employees from the UBS Savings Plan joined the Plan and transferred their assets. In aggregate, this resulted in a net transfer into the Plan in the amount of $2,798,666.

NOTE 10	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$2,932,061,785	$2,771,929,011
Less: Benefits payable to participants	(2,359,444)	(1,304,536)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,191,768)	(3,194,638)

Net assets available for benefits per the Form 5500	$2,927,510,573	$2,767,429,837

UBS FINANCIAL SERVICES INC. 401(k) PLUS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 10	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value; therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2014:

Benefits paid to participants per the financial statements	$136,349,554
Add: Rollovers	61,012,199

Add: Amounts allocated to withdrawing participants – current year	2,359,444

Less: Amounts allocated to withdrawing participants – prior year	(1,304,536)

Benefits paid to participants per the Form 5500	$198,416,661

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2014:

Total additions per the financial statements	$356,291,693
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,002,870
Less: Administrative expenses	(1,595,832)

Total income per the Form 5500	$355,698,731

SUPPLEMENTAL SCHEDULE

UBS FINANCIAL SERVICES INC. 401(K) PLUS PLAN

EIN: 13-2638166

Plan #: 002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participants loans*	0-20 years maturity with interest rates ranging from 5%-13%**	$30,734,478

*	Party-in-interest.
**	0 years maturity – The loan will be paid off in less than 12 months.

Cost information is not required because investments are participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS Financial Services Inc. 401(k) Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Inc. 401(k) Plus Plan

/s/ Michael O’Connor
Name:	Michael O’Connor
Title:	Plan Administrator

Date: June 26, 2015